Exhibit (a)(11)

PRESS RELEASE

EMCORE Corporation Announces 409ATender Offer for Employee Stock Options

Albuquerque, New Mexico, November 19, 2008 – EMCORE Corporation (NASDAQ: EMKR – News), a leading provider of compound semiconductor–based components and subsystems for the broadband, fiber optic, satellite, and terrestrial solar power markets, today announced that it has commenced a tender offer for 164,088 stock options outstanding under its 2000 Incentive Stock Option Plan which are held by 91 of its current non-officer employees.  As a result of the Company’s previously announced voluntary inquiry into its historical stock option granting practices, which was concluded in 2006, the Company determined that an incorrect grant date was used in the granting certain options. As a result, the options were granted at an exercise price below the fair market value of the Company’s common stock as of the correct date of grant.  Consequently, employees holding these options face a potential tax liability under Section 409A of the Internal Revenue Code and similar sections of certain state tax codes, unless remedial action is taken to adjust the exercise price of these options prior to December 31, 2008.

Under the terms of the tender, employees holding such options will be given the opportunity to amend these options to increase the exercise price to a higher price that is equal to the fair market value on the date which has been determined to be the correct date of issuance for these options.  In addition, employees electing to tender their options will also receive a cash payment for each tendered option equal to the difference between the original exercise price and the new exercise price.  If all eligible options are tendered, the anticipated cash payment will total $44,000.   the Company expects that the tender offer will remain open until 11:59 p.m. Mountain Time on December 17, 2008, although it may be extended at the Company’s discretion.  Further details regarding the tender can be obtained from the filing on Schedule TO which the Company filed today with the Securities and Exchange Commission.

About EMCORE:

EMCORE Corporation is a leading provider of compound semiconductor–based components and subsystems for the broadband, fiber optic, satellite and solar power markets. EMCORE's Fiber Optics segment offers optical components, subsystems and systems that enable the transmission of video, voice and data over high–capacity fiber optic cables for high–speed data and telecommunications, cable television (CATV) and fiber–to–the–premises (FTTP) networks. EMCORE's Solar Power segment provides solar products for satellite and terrestrial applications. For satellite applications, EMCORE offers high–efficiency compound semiconductor–based gallium arsenide (GaAs) solar cells, covered interconnect cells and fully integrated solar panels. For terrestrial applications, EMCORE offers concentrating photovoltaic (CPV) systems for utility scale solar applications as well as offering its high–efficiency GaAs solar cells and CPV components for use in solar power concentrator systems. For specific information about our company, our products or the markets we serve, please visit our website at http://www.emcore.com.

Safe Harbor

Statements in this press release that are not historical facts, and the assumptions underlying such statements, constitute "forward- looking statements" and assumptions underlying "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and involve a number of risks and uncertainties, including the risk that unforeseen circumstances may prevent the successful conclusion of the tender offer. Readers should also review the risk factors set forth in EMCORE's Annual Report on Form 10-K for the fiscal year ended September 30, 2007. These forward-looking statements are made as of the date hereof, and EMCORE does not assume any obligation to update these statements.

Contact:
John M. Markovich
EMCORE Corporation
Chief Financial Officer
(505) 332-5000